[Letterhead of Bancolombia]
September 12, 2011
Via EDGAR
Ms. Suzanne Hayes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Bancolombia S.A.
Registration Statement on Form F-4
Filed June 24, 2011
File No. 333-175141
Dear Ms. Hayes:
     On behalf of Bancolombia S.A. (the “Bank”), I hereby respectfully request that the above-referenced registration statement on Form F-4 (the “Registration Statement”) be declared effective on September 14, 2011 at 5:00 p.m. eastern daylight time or as soon thereafter as practicable.
     In connection with this acceleration request, the Bank hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective,

Securities and Exchange Commission	-2-
does not relieve the Bank from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Bank understands that the staff will consider this request as confirmation by the Bank of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.
     The Bank requests that the staff notify us of the effectiveness of the Registration Statement by telephone call to Robert S. Risoleo or Jodi A. Singer, of Sullivan & Cromwell LLP, at (202) 956-7500. Please direct any questions or comments regarding this filing to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,
/s/ Mauricio Rosillo Rojas

Mauricio Rosillo Rojas General Secretary Legal Head Treasury Office Bancolombia S.A.

cc:	Robert S. Risoleo
(Sullivan & Cromwell LLP)